Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-172554 and 333-172554-01
The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED NOVEMBER 3, 2011
PRICING SUPPLEMENT NO. 2011-MTNDG0138 DATED NOVEMBER    , 2011
(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)
MEDIUM-TERM NOTES, SERIES D
CITIGROUP FUNDING INC.
Market-Linked Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November     , 2016
$1,000 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
•	The notes will mature on November , 2016 (expected to be November 21, 2016).
•	The notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The principal amount and original issue price is $1,000 per note.
•
The notes will bear interest at a fixed per annum rate of 1.10%. Interest on the notes will be payable semi-annually on each May     and November     (expected to be each May 21 and November 21), beginning on May     , 2012 (expected to be May 21, 2012) and ending on the maturity date.

•
At maturity you will receive for each note you hold a payment in cash equal to (i) the $1,000 principal amount, plus (ii) accrued and unpaid interest, plus (iii) if the commodity price of Brent blend crude oil, which we refer to as the “underlying commodity,” on the valuation date is greater than the commodity price of the underlying commodity on the pricing date, a “note return amount” based on the percentage increase in the commodity price of the underlying commodity from the pricing date to the valuation date.  If the commodity price of the underlying commodity on the valuation date is less than or equal to the commodity price of the underlying commodity on the pricing date, there will be no note return amount and your return on the notes will be limited to the semi-annual interest payments.

•
The “commodity price” of Brent blend crude oil on any day is the settlement price per metric barrel of deliverable grade Brent blend crude oil on ICE Futures Europe (“ICE”) of the first nearby futures contract, stated in U.S. dollars, as made public by ICE and displayed on Bloomberg Page “CO1 <CMDTY>” (or any successor page) and Reuters Screen page “LCOc1” (or any successor page) on that day.

•	The “pricing date” is November , 2011 (expected to be November 16, 2011).
•	The “valuation date” will be November , 2016 (expected to be November 16, 2016), subject to postponement for non-commodity business days and certain market disruption events.
•
The note return amount, if any, will be equal to the product of (i) $1,000, (ii) the commodity return percentage and (iii) a participation rate of 80% to 120% (to be determined on the pricing date).  If the actual participation rate determined on the pricing date is less than 100%, you will not participate in the full appreciation of the underlying commodity, if any, during the term of the notes, and the notes will provide less opportunity for appreciation than an instrument linked to a 100% participation in the positive performance of the underlying commodity.

•	The commodity return percentage will be equal to:
final commodity price – initial commodity price
initial commodity price
•	The final commodity price will be the commodity price on the valuation date.
•	The initial commodity price is $ , the commodity price on the pricing date.
•	Investing in the notes is not equivalent to investing in Brent blend crude oil or in futures contracts or forward contracts on Brent blend crude oil.
•	We will not apply to list the notes on any securities exchange.
•	The CUSIP number for the notes is 1730T0PY9. The ISIN number for the notes is US1730T0PY90.
Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding Inc. and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Inc.
The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.
	Per Note	Total
Public Offering Price	$1,000	$
Underwriting Fee(1)	$0	$
Proceeds to Citigroup Funding Inc.	$1,000	$
(1)
Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, will not receive an underwriting fee for any notes sold in this offering. It is possible, however, that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.  You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about November     , 2011.
Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

What Are the Notes?

The Market-Linked Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November     , 2016, or the “notes,” are investments offered by Citigroup Funding Inc., which we refer to as “Citigroup Funding,” with a maturity of approximately 5 years. Subject to the credit risk of Citigroup Inc., the notes offer semi-annual interest payments at a fixed rate of 1.10% per annum, a full return of principal at maturity and the potential for an additional return at maturity, which we refer to as the “note return amount,” based on the performance of a futures contract on Brent blend crude oil, which we refer to as the “underlying commodity.”  There is no guarantee that you will receive any return on your notes other than the semi-annual interest payments.  See “—Will I Receive Any Interest on the Notes?” and “—What Will I Receive at Maturity of the Notes?” below.

Investing in the notes is not equivalent to investing in Brent blend crude oil or in futures contracts or forward contracts on Brent blend crude oil.

The notes mature on November     , 2016 (expected to be November 21, 2016) and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Inc.

Each note represents a stated principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Any Interest on the Notes?

From and including the date of issuance of the notes to but excluding the maturity date, the notes will bear interest at a fixed per annum rate of 1.10%.  Interest on the notes will be payable semi-annually on each May      and November     (expected to be each May 21 and November 21), beginning on May      , 2012 (expected to be May 21, 2012) and ending on the maturity date (we refer to each of these dates as an “interest payment date”).  Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date.  If an interest payment date falls on a day that is not a business day, the interest payment to be made on that interest payment date will be made on the next succeeding business day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of such delayed payment.

What Will I Receive at Maturity of the Notes?

The notes will mature on November    , 2016 (expected to be November 21, 2016). Subject to the credit risk of Citigroup Funding, at maturity you will receive for each note you hold a payment in cash equal to (i) the $1,000 principal amount, plus (ii) accrued and unpaid interest, plus (iii) if the commodity price of the underlying commodity on the valuation date is greater than the commodity price of the underlying commodity on the pricing date, a note return amount based on the percentage increase in the commodity price of the underlying commodity from the pricing date to the valuation date.

The “commodity price” of the underlying commodity on any day is the settlement price per metric barrel of deliverable grade Brent blend crude oil on ICE Futures Europe (“ICE”) of the first nearby futures contract, stated in U.S. dollars, as made public by ICE and displayed on Bloomberg Page “CO1 <CMDTY>” (or any successor page) and Reuters Screen page “LCOc1” (or any successor page) on that day.  The “pricing date” is November    , 2011 (expected to be November 16, 2011), the date on which we price the notes for initial sale to the public.  The “valuation date” will be November    , 2016 (expected to be November 16, 2016), subject to postponement for non-commodity business days and certain market disruption events.

The note return amount, if any, will be equal to the product of (i) $1,000, (ii) the commodity return percentage and (iii) a participation rate of 80% to 120% (to be determined on the pricing date).  If the actual participation rate determined on the pricing date is less than 100%, you will not participate in the full appreciation of the underlying commodity, if any, during the term of the notes, and the notes will provide less opportunity for appreciation than an instrument linked to a 100% participation in the positive performance of the underlying commodity.

For more specific information about your payment at maturity, the note return amount and the commodity return percentage, and for information on the effect of a market disruption event on the determination of your payment at maturity, the note return amount, the commodity price and the commodity return percentage, please see “—How Will the Commodity Return Percentage Be Calculated?” below and “Description of the Notes—Payment at Maturity” in this pricing supplement.

How Will the Commodity Return Percentage Be Calculated?

The “commodity return percentage” will equal the following fraction:

final commodity price – initial commodity price
initial commodity price

The “final commodity price” will be the commodity price on the valuation date.  The “initial commodity price” is $      , the commodity price on the pricing date.

Where Can I Find Examples of Hypothetical Payments at Maturity?

For a table setting forth hypothetical payments at maturity, see “Description of the Notes—Payment at Maturity—Hypothetical Examples” in this pricing supplement.

How Has the Underlying Commodity Performed Historically?

We have provided a table showing the high, low and quarter-end commodity prices for each quarterly period from January 3, 2006 to November 2, 2011 and a graph showing the daily commodity prices from January 3, 2006 through November 2, 2011. You can find the table and the graph in the section “Description of Brent Blend Crude Oil Futures Contracts—Historical Data on Brent Blend Crude Oil Futures Contracts” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the underlying commodity in recent years. However, past performance is not indicative of how the underlying commodity will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes—The Historical Performance of the Underlying Commodity Is Not an Indication of the Future Performance of the Underlying Commodity” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Each holder, by purchasing the notes, agrees to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes.  Assuming this treatment, U.S. holders will generally be required to recognize interest income at a “comparable yield,” determined by us at the time the notes are issued, adjusted at maturity to take account of the difference, if any, between the actual and projected amount of the payment at maturity on the notes.  The interest payments on the notes will not be subject to additional tax upon receipt but will reduce a holder’s tax basis in its notes, as described below in “U.S. Federal Income Tax Considerations.”  Generally, amounts received upon a sale or exchange of the notes in excess of a U.S. holder’s basis will be treated as additional interest income.

Under current law, non-U.S. holders generally will not be subject to U.S. federal income or withholding tax with respect to interest paid and amounts received on the sale, exchange or retirement of the notes, provided they fulfill certain certification requirements.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “U.S. Federal Income Tax Considerations” in this pricing supplement and under “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement for more information.

Will the Notes Be Listed on a Securities Exchange?

No.  The notes will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Citigroup Funding’s and Citigroup Inc.’s affiliate, Citigroup Global Markets Inc. (“Citigroup Global Markets”), is the underwriter for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other broker-dealer affiliates of Citigroup Funding intend to buy and sell notes to create a secondary market for holders of the notes, and may engage in other activities described below in the section “Plan of Distribution; Conflicts of Interest.” However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue them once it has started.

What Is the Role of Citigroup Funding and Citigroup Inc.’s Affiliate, Citibank, N.A.?

Citibank, N.A. (“Citibank”) is an indirect wholly owned subsidiary of Citigroup Inc. that was originally organized on June 16, 1812, and now is a national banking association organized under the National Bank Act of 1864. Citibank is a commercial bank that, along with its subsidiaries and affiliates, offers a wide range of banking and trust services to its customers throughout the United States and the world.

Citibank will act as calculation agent for the notes. As calculation agent, Citibank will make determinations with respect to the notes.  Potential conflicts of interest may exist between Citibank and you as a holder of the notes. You should refer to “Risk Factors Relating to the Notes—The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

Citigroup Funding expects to hedge its obligations under the notes through it or one or more of its affiliates. This hedging activity may involve trading in futures contracts on the underlying commodity as well as in other instruments, such as options and/or swaps related to the underlying commodity. Our affiliates also trade in the underlying commodity and other financial instruments related to the underlying commodity on a regular basis as part of their general commodity trading, proprietary trading and other businesses. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Inclusion of Projected Profit From Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the payment at maturity of the notes will be based on the settlement price of a futures contract on Brent blend crude oil on the valuation date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the settlement price of the applicable futures contract and other events that are difficult to predict and beyond our control.

Your Return on the Notes May Be Limited to the Semi-Annual Interest Payments

If the commodity price of the underlying commodity on the valuation date is less than or equal to the commodity price of the underlying commodity on the pricing date, at maturity you will receive for each note you hold the $1,000 principal amount and accrued and unpaid interest, but you not receive any additional return.  This will be the case even if the commodity price is greater than the initial commodity price at one or more times during the term of the notes.  Accordingly, your total return on the notes may be limited to the semi-annual interest payments, paid at a fixed rate of 1.10% per annum.

Your Return on the Notes May Be Limited by a Participation Rate as Low as 80%

If the commodity price of the underlying commodity on the valuation date is greater than the commodity price of the underlying commodity on the pricing date, your participation in the appreciation of the underlying commodity will be 80% to 120% (to be determined on the pricing date).  If the actual participation rate determined on the pricing date is less than 100%, you will not participate in the full appreciation of the underlying commodity.  In this case, the notes would provide less opportunity for appreciation than an investment in a similar security that would allow you to participate fully in the appreciation of the underlying commodity.

Secondary Market Sales of the Notes May Result in a Loss of Principal

You will be entitled to receive at least the full $1,000 principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than the principal amount.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes bear interest at the fixed per annum interest rate of 1.10%. If the final commodity price does not increase sufficiently from the initial commodity price, the effective yield on the notes, taking into account the participation rate, will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Notes Are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and Any Actual or Anticipated Changes to Its Credit Ratings or Credit Spreads May Adversely Affect the Market Value of the Notes

You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market's view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

Investing in the Notes Is Not Equivalent to Investing in the Underlying Commodity

Investing in the notes is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.  Your return on the notes will not reflect the return you would realize if you actually owned the underlying commodity or futures or forward contracts on the underlying commodity.  Moreover, by purchasing the notes, you do not purchase any entitlement to the underlying commodity or futures contracts or forward contracts on the underlying commodity.  In addition, if the actual participation rate determined on the pricing date is less than 100%, you will not participate in the full appreciation of the underlying commodity.

The Return on the Notes Is Linked to a Single Commodity, and the Price of the Relevant Brent Blend Crude Oil Futures Contract May Change Unpredictably and Affect the Value of the Notes in Unforeseen Ways

Investments, such as the notes, linked to the price of a futures contract on a single commodity, such as Brent blend crude oil, are subject to significant fluctuations in the price of the commodity over short periods of time due to a variety of factors.

The price of Brent blend crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions (or resolutions thereof) in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of Petroleum Exporting Countries (“OPEC”) and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable, and upon any resolution of these events, prices may fall. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. The price of Brent blend crude oil futures has experienced severe price fluctuations over the recent past and there can be no assurance that this price volatility will not continue in the future.

As a result of these or other factors, the commodity price may be, and has recently been, highly volatile.  See “Description of Brent Blend Crude Oil Futures Contracts—Historical Data on Brent Blend Crude Oil Futures Contracts.”

Single Commodity Prices Tend to Be More Volatile Than, and May Not Correlate with, the Prices of Commodities Generally

The payment at maturity on the notes is linked to the price of a futures contract on the underlying commodity and not to a diverse basket of commodities or a broad-based commodity index. The price of the underlying commodity may not correlate to, and may diverge significantly from, the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The price of the underlying commodity may be, and has recently been, highly volatile, and we can give you no assurance that the volatility will lessen.  See “Description of Brent Blend Crude Oil Futures Contracts—Historical Data on Brent Blend Crude Oil Futures Contracts.”

Futures Contracts on Brent Blend Crude Oil Are the Benchmark Crude Oil Contracts in the European and Asian Markets and May Be Affected by the Recent Sovereign Debt Crisis in Europe

Because futures contracts on Brent blend crude oil are the benchmark crude oil contracts in European and Asian markets, the commodity price will be particularly affected by economic conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the value of the commodity price and, therefore, the notes.

The recent European debt crisis and related European financial restructuring efforts have contributed to instability in European economies.  If European economic and market conditions, or economic conditions in other key markets, remain uncertain or deteriorate further, the commodity price may be adversely affected.

The Commodity Price Is Determined by Reference to the Official Settlement Price of Brent Blend Crude Oil Futures Contracts as Determined by ICE Futures Europe, and There Are Certain Risks Relating to the Commodity Price Being Determined by ICE Futures Europe

Futures contracts on Brent blend crude oil are traded on ICE Futures Europe. The commodity price will be determined by reference to the official settlement price on ICE Futures Europe of the Brent blend crude oil futures contracts, stated in U.S. dollars per barrel, as made public by ICE Futures Europe. Investments in securities linked to the value of commodity futures contracts that are traded on non-U.S. exchanges, such as ICE Futures Europe, involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

A Decision by ICE Futures Europe to Increase Margin Requirements for Brent Blend Crude Oil Futures Contracts May Affect the Commodity Price

If ICE Futures Europe increases the amount of collateral required to be posted to hold positions in the futures contracts on Brent blend crude oil (i.e. the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the commodity price to decline significantly, which would adversely affect the value of the notes.

The Notes Do Not Offer Direct Exposure to Commodity Spot Prices

The notes are linked to the commodity price, which reflects the price of a futures contract, not a physical commodity (or its spot price). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

The Notes Will Not Be Regulated by the Commodity Futures Trading Commission (the “CFTC”)

The notes will not be regulated by the CFTC.  You will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

Suspensions or Disruptions of Market Trading in Commodity and Related Futures Markets Could Adversely Affect the Value of the Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  These circumstances could adversely affect the commodity price and, therefore, the value of the notes.

The Historical Performance of the Underlying Commodity Is Not an Indication of the Future Performance of the Underlying Commodity

The historical performance of futures contracts on the underlying commodity, which is included in this pricing supplement, should not be taken as an indication of the future performance of futures contracts on the underlying commodity during the term of the notes. Changes in the settlement price of the underlying commodity will affect the trading price of the notes, but it is impossible to predict whether the settlement price of the underlying commodity will fall or rise.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of, and demand for, the notes, the commodity price and a number of other factors, including:

•
the market price for the underlying commodity and futures contracts on the underlying commodity and the volatility (frequency and magnitude of changes in price) of commodity prices and futures contract prices;

•	trends of supply and demand for the underlying commodity at any time, as well as the effects of speculation or any government actions that could affect the markets for the underlying commodity;

•	interest and yield rates in the market;

•
geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying commodity or commodities markets generally and that may affect the settlement price of the underlying commodity;

•	the time remaining until the maturity of the notes; and

•	any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc.

Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor.  We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Notes Will Not Be Listed on Any Securities Exchange, and Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Inclusion of Projected Profit From Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price includes, and secondary market prices are likely to exclude, the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices may be lower than the costs of unwinding the related hedging transactions at the time of the secondary market transaction. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

The Calculation Agent, Which Is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes

Citibank, the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citibank will determine the initial commodity price, the final commodity price, the participation rate, the commodity return percentage and the note return amount, if any, and will calculate the amount of cash you will receive at maturity. Any of these determinations made by Citibank in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any commodity price in the event of a market disruption event, may adversely affect the payment an investor will receive at maturity.

Hedging and Trading Activity by the Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes

Citigroup Global Markets and other affiliates of ours may carry out hedging activities related to the notes (and possibly to other instruments linked to the underlying commodity), including trading in futures contracts on the underlying commodity as well as in other instruments, such as options and/or swaps related to the underlying commodity. Our affiliates also trade in the underlying commodity and other financial instruments related to the underlying commodity on a regular basis as part of their general commodity trading, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially have an adverse impact on the initial commodity price and, accordingly, the payment an investor will receive at maturity.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Prospectus Supplement and Prospectus filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The Market-Linked Notes Based on the Price of a Brent Blend Crude Oil Futures Contract due November      , 2016 (the “Notes”) are investments offered by Citigroup Funding Inc., which we refer to as “Citigroup Funding,” with a maturity of approximately 5 years.  Subject to the credit risk of Citigroup Inc., the Notes offer semi-annual interest payments at a fixed rate of 1.10% per annum, a full return of principal at maturity and the potential for an additional return at maturity, which we refer to as the “Note Return Amount,” based on the performance of a futures contract on Brent blend crude oil, which we refer to as the “Underlying Commodity.”  There is no guarantee that you will receive any return on your Notes other than the semi-annual interest payments.

Investing in the Notes is not equivalent to investing in Brent blend crude oil or in futures contracts or forward contracts on Brent blend crude oil.

The Notes mature on November     , 2016 (expected to be November 21, 2016) (the “Maturity Date”) and do not provide for earlier redemption by you or by us. The Notes are a series of unsecured senior debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the Notes are subject to the credit risk of Citigroup Inc.

Each Note represents a principal amount of $1,000. You may transfer the Notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

From and including the date of issuance of the Notes to but excluding the Maturity Date, the Notes will bear interest at a fixed per annum rate of 1.10%.  Interest on the Notes will be payable semi-annually on each May      and November     (expected to be each May 21 and November 21), beginning on May      , 2012 (expected to be May 21, 2012) and ending on the Maturity Date (each, an “Interest Payment Date”).  Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date (each, a “Regular Record Date”). If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of such delayed payment.

Payment at Maturity

The Notes will mature on November    , 2016 (expected to be November 21, 2016). Subject to the credit risk of Citigroup Funding Inc., at maturity you will receive for each Note you hold a payment in cash equal to (i) the $1,000 principal amount, plus (ii) accrued and unpaid interest, plus (iii) if the Commodity Price of the Underlying Commodity on the Valuation Date is greater than the Commodity Price of the Underlying Commodity on the Pricing Date, a Note Return Amount calculated as follows:

$1,000 × Commodity Return Percentage × Participation Rate

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

The “Calculation Agent” means Citibank, N.A. (“Citibank”), an affiliate of Citigroup Funding, or any successor appointed by Citigroup Funding.

“Commodity Business Day” means a day, as determined by the Calculation Agent, on which the Relevant Exchange is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

The “Commodity Price” of the Underlying Commodity on any day is the settlement price per metric barrel of deliverable grade Brent blend crude oil on ICE Futures Europe (“ICE”) of the first nearby futures contract, stated in U.S. dollars, as made public by ICE and displayed on Bloomberg Page “CO1 <CMDTY>” (or any successor page) and Reuters Screen page “LCOc1” (or any successor page) on that day.  If such settlement price is not available on a date of determination or if there is a Market Disruption Event on that date, the Calculation Agent will determine the Commodity Price as of that date by requesting the principal office of each of the three leading dealers (which may include Citigroup Global Markets or any of our other affiliates, in each case acting in a commercially reasonable manner) in the relevant market, selected by the Calculation Agent, to provide a quotation for such settlement price.  If such quotations are provided as requested, the Commodity Price as of the date of determination will be the arithmetic mean of such quotations.  If fewer than three quotations are provided as requested, such Commodity Price shall be determined by the Calculation Agent in its sole and absolute discretion (acting in good faith) taking into account any information that it deems relevant.  Alternatively, in the sole discretion of the Calculation Agent, the determination of the Commodity Price of the Underlying Commodity upon the occurrence of a Market Disruption Event may be deferred by the Calculation Agent for up to two consecutive Commodity Business Days on which a Market Disruption Event is occurring, but not past the Commodity Business Day immediately prior to the Maturity Date.

The “Commodity Return Percentage” will equal the following fraction:

Final Commodity Price – Initial Commodity Price
Initial Commodity Price

The “Final Commodity Price” will be the Commodity Price on the Valuation Date.

The “Initial Commodity Price” is $     , the Commodity Price on the Pricing Date.

The “Participation Rate” will equal 80% to 120% (to be determined on the Pricing Date).  If the actual participation rate determined on the Pricing Date is less than 100%, you will not participate in the full appreciation of the Underlying Commodity, if any, during the term of the Notes, and the Notes will provide less opportunity for appreciation than an instrument linked to a 100% participation in the positive performance of the Underlying Commodity.

The “Pricing Date” means November    , 2011 (expected to be November 16, 2011), the date on which we price the Notes for initial sale to the public.

“Relevant Exchange” means ICE Futures Europe (“ICE”), or if ICE is no longer the principal exchange or trading market for futures contracts on Brent blend crude oil, such exchange or principal trading market for the Underlying Commodity that serves as the source of prices for the Underlying Commodity and any principal exchanges where options or futures contracts on Brent blend crude oil are traded.

The “Valuation Date” means November     , 2016 (expected to be November 16, 2016).  If the originally scheduled Valuation Date is not a Commodity Business Day, the Valuation Date may be postponed by the Calculation Agent, but not past the Commodity Business Day immediately prior to the Maturity Date.  In addition, if a Market Disruption Event occurs on the originally scheduled Valuation Date, the Calculation Agent may postpone the Valuation Date as described above in the definition of Commodity Price.

“Market Disruption Event” means any of Disappearance of Commodity Reference Price, Price Source Disruption, Trading Disruption or Tax Disruption, as determined by the Calculation Agent.

“Disappearance of Commodity Reference Price” means either (i) the failure of trading to commence, or the permanent discontinuance of trading, in the Underlying Commodity or futures contracts related to the Underlying Commodity on the Relevant Exchange for the Underlying Commodity or (ii) the disappearance of, or of trading in, the Underlying Commodity.

“Price Source Disruption” means the temporary or permanent failure of the Relevant Exchange to announce or publish the Commodity Price.

“Tax Disruption” means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, the Underlying Commodity (other than a tax on, or measured by reference to, overall gross or net income) by any government or taxation authority after the Pricing Date, if the direct effect of such imposition, change or removal is to raise or lower the Commodity Price on any Commodity Business Day from what it would have been without that imposition, change or removal.

“Trading Disruption” means the material suspension of, or material limitation imposed on, trading in the Underlying Commodity or futures contracts related to the Underlying Commodity on the Relevant Exchange.

What You Could Receive at Maturity—Hypothetical Examples

The examples of hypothetical payments at maturity set forth below are intended to illustrate the effect of different Final Commodity Prices on the amount you will receive in respect of the Notes at maturity. All of the hypothetical examples are based on Notes being held to maturity and the following assumptions:

•	Issue Price:	$1,000 per Note

•	Principal Amount:	$1,000 per Note

•	Initial Commodity Price:	$109.34

•	Participation Rate:	90%

•	Interest Rate:	1.10% per annum

•	Term of the Notes:	5 years

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual total amount you receive at maturity will depend on the actual Note Return Amount (if any), which will, in turn, depend on the actual Commodity Return Percentage and Participation Rate. The figures in the below table are rounded to two decimal places.

Hypothetical Final Commodity Price	Hypothetical Commodity Return Percentage	Hypothetical Note Return Amount(1)	Hypothetical Payment at Maturity for Each Note(2)	Hypothetical Total Payments on Each Note(3)	Hypothetical Total Return on Each Note
$0.00	-100.00%	$0.00	$1,005.50	$1,055.00	5.50%
$27.34	-75.00%	$0.00	$1,005.50	$1,055.00	5.50%
$54.67	-50.00%	$0.00	$1,005.50	$1,055.00	5.50%
$60.14	-45.00%	$0.00	$1,005.50	$1,055.00	5.50%
$65.60	-40.00%	$0.00	$1,005.50	$1,055.00	5.50%
$71.07	-35.00%	$0.00	$1,005.50	$1,055.00	5.50%
$76.54	-30.00%	$0.00	$1,005.50	$1,055.00	5.50%
$82.01	-25.00%	$0.00	$1,005.50	$1,055.00	5.50%
$87.47	-20.00%	$0.00	$1,005.50	$1,055.00	5.50%
$92.94	-15.00%	$0.00	$1,005.50	$1,055.00	5.50%
$98.41	-10.00%	$0.00	$1,005.50	$1,055.00	5.50%
$103.87	-5.00%	$0.00	$1,005.50	$1,055.00	5.50%
$109.34	0.00%	$0.00	$1,005.50	$1,055.00	5.50%
$114.81	5.00%	$45.00	$1,050.50	$1,100.00	10.00%
$120.27	10.00%	$90.00	$1,095.50	$1,145.00	14.50%
$125.74	15.00%	$135.00	$1,140.50	$1,190.00	19.00%

Hypothetical Final Commodity Price	Hypothetical Commodity Return Percentage	Hypothetical Note Return Amount(1)	Hypothetical Payment at Maturity for Each Note(2)	Hypothetical Total Payments on Each Note(3)	Hypothetical Total Return on Each Note
$131.21	20.00%	$180.00	$1,185.50	$1,235.00	23.50%
$136.68	25.00%	$225.00	$1,230.50	$1,280.00	28.00%
$142.14	30.00%	$270.00	$1,275.50	$1,325.00	32.50%
$147.61	35.00%	$315.00	$1,320.50	$1,370.00	37.00%
$153.08	40.00%	$360.00	$1,365.50	$1,415.00	41.50%
$158.54	45.00%	$405.00	$1,410.50	$1,460.00	46.00%
$164.01	50.00%	$450.00	$1,455.50	$1,505.00	50.50%
$191.35	75.00%	$675.00	$1,680.50	$1,730.00	73.00%
$218.68	100.00%	$900.00	$1,905.50	$1,955.00	95.50%

(1)	The Note Return Amount will equal the greater of (i) zero and (ii) $1,000.00 × Commodity Return Percentage × Participation Rate.
(2)	Payment at Maturity = $1,000.00 + semi-annual interest payment for the last interest period (i.e., $5.50) + Note Return Amount, if any.
(3)	Total Payments on Each Note = $1,000.00 + semi-annual interest payments for 5 years at the fixed per annum interest rate of 1.10% (i.e., $55.00) + Note Return Amount., if any

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the Valuation Date were the date of such acceleration. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the Valuation Date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the Maturity Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0PY9.  The ISIN number for the Notes is US1730T0PY90.

Calculation Agent

The Calculation Agent for the Notes will be Citibank, an affiliate of Citigroup Funding. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citibank is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF BRENT BLEND CRUDE OIL FUTURES CONTRACTS

General

At any time, the first nearby Brent blend crude oil futures contract is the Brent blend crude oil futures contract traded on ICE Futures Europe (“ICE”) that is then closest to expiration. Brent blend crude oil has served as a global benchmark for Atlantic Basin crude oils in general, and low-sulfur (“sweet”) crude oils in particular, since the 1970s. The first nearby Brent blend crude oil futures contract is a deliverable contract based on an Exchange of Futures for Physical Delivery, or “EFP”, with an option to cash settle. This mechanism enables companies to take delivery of physical crude supplies through EFP or, alternatively and more commonly, open positions that can be cash settled at expiration.

The following summarizes selected specifications relating to the Brent blend crude oil futures contract:

•	Price Quotation: U.S. Dollars and cents per barrel.

•	Minimum Daily Price Fluctuation: $0.01 per barrel.

•	Maximum Daily Price Fluctuation: None.

ICE is one of the regulated futures and options exchanges operated by IntercontinentalExchange, Inc. and is based in London. IntercontinentalExchange Inc. acquired the International Petroleum Exchange, now known as ICE Futures Europe, in June 2001.

ICE Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by ICE. ICE makes no representation or warranty, express or implied, to the investors in the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of ICE commodity futures prices to track general commodity market performance. ICE has no relationship to Citigroup Funding Inc., Citigroup Inc. or any of its affiliates and ICE commodity futures prices are determined, composed and calculated by ICE without regard to Citigroup Funding Inc., Citigroup Inc. or any of its affiliates or to the Notes. ICE has no any obligation to take the needs of Citigroup Funding Inc., Citigroup Inc. or any of its affiliates or the needs of the holders of the Notes into consideration in determining, composing or calculating any ICE commodity futures settlement price. ICE is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the Notes to be issued or in the determination or calculation of the equation pursuant to which cash amounts are payable on the Notes. ICE has no obligation or liability in connection with the administration, marketing or trading of the Notes.

ICE does not guarantee the quality, accuracy and/or completeness of (i) statements made herein or in any other materials used to describe market and/or sell the Notes, or (ii) ICE commodity futures prices used in computing the return on the Notes. ICE makes no warranty, express or implied, as to results to be obtained by Citigroup Funding Inc., Citigroup Inc. or any of its affiliates, holders of the Notes or any other person or entity from the use of the warranties, and hereby expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to ICE commodity futures prices used in computing the return on the Notes and are not liable for any error or omission in any price used in connection with the Notes. Without limiting any of the foregoing, in no event shall ICE have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

Historical Data on Brent Blend Crude Oil Futures Contracts

The following table sets forth the high and low Commodity Prices, as well as the end-of-quarter Commodity Price, of Brent blend crude oil from January 3, 2006 through November 2, 2011. We obtained these Commodity Prices and other information below from Bloomberg Financial Markets, without independent verification. The Underlying Commodity experiences periods of high volatility, and you should not take the historical Commodity Prices of the Underlying Commodity as an indication of future performance.

	High	Low	Period End
2006
First	$66.59	$58.15	$65.91
Second	74.64	66.39	73.51
Third	78.30	60.12	62.48
Fourth	64.62	57.87	60.86
2007
First	68.10	51.70	68.10
Second	72.18	64.44	71.41
Third	80.03	68.69	79.17
Fourth	95.76	76.58	93.85
2008
First	107.55	86.62	100.30
Second	140.31	100.17	139.83
Third	146.08	89.22	98.17
Fourth	95.33	36.61	45.59
2009
First	53.50	39.55	49.23
Second	71.79	48.44	69.30
Third	75.51	60.43	69.07
Fourth	79.69	67.20	77.93
2010
First	82.70	69.59	82.70
Second	88.94	69.55	75.01
Third	82.68	71.45	82.31
Fourth	94.75	81.10	94.75
2011
First	117.36	93.33	117.36
Second	126.65	105.12	112.48
Third	118.78	102.57	102.76
Fourth (through November 2, 2011)	114.68	99.79	109.34

On November 2, 2011, the Commodity Price of Brent blend crude oil was $109.34.

The following graph illustrates the historical performance of the Underlying Commodity based on the daily Commodity Prices on each Commodity Business Day from January 3, 2006 through November 2, 2011. Past movements of the Underlying Commodity are not indicative of future Commodity Prices.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary is a general discussion of the U.S. federal income tax consequences of ownership and disposition of the Notes.  This discussion applies only to an investor who purchases the Notes at their original issuance at their original issue price and holds them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

Each holder, by purchasing the Notes, agrees to treat each Note for U.S. federal income tax purposes as a debt instrument that is subject to U.S. Treasury regulations governing contingent payment debt instruments.  The remainder of this summary assumes this treatment.

We are required to determine a “comparable yield” for the Notes.  The “comparable yield” is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes.  Solely for purposes of determining the amount of interest income that U.S. holders (as defined in the accompanying prospectus supplement) will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the Notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield.

The comparable yield is a rate of    %, compounded semi-annually; the projected payment schedule with respect to a Note consists of the following payments:

May 21, 2012	$	November 21, 2014	$
November 21, 2012	$	May 21, 2015	$
May 21, 2013	$	November 21, 2015	$
November 21, 2013	$	May 21, 2016	$
May 21, 2014	$	November 21, 2016	$

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the Notes.

For U.S. federal income tax purposes, a U.S. holder is required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of the Notes, unless the U.S. holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the “IRS”).  Regardless of its accounting method for U.S. federal income tax purposes, a U.S. holder will be required to accrue as interest income original issue discount (“OID”) on the Notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the Payment at Maturity on the Notes (as described below).

Under the OID rules, a U.S. holder will be required to include as ordinary interest income the sum of the “daily portions” of OID with respect to the Note for each day during the taxable year that the U.S. holder owns the Note. The daily portions of OID with respect to a Note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. The amount of OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of the Note at the beginning of the accrual period by the comparable yield of the Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period is generally the issue price increased by the total amount of OID previously accrued by the holder in respect of the Note and decreased by the amount of any prior payments in respect of the Note pursuant to the projected payment schedule.

In addition to interest accrued based upon the comparable yield as described above, at maturity a U.S. holder will be required to recognize interest income equal to the amount of any net positive adjustment (i.e., the excess of the actual Payment at Maturity over the projected Payment at Maturity) in respect of a Note.  A net negative adjustment (i.e., the excess of the projected Payment at Maturity over the actual Payment at Maturity) in respect of a Note for a taxable year:

•	will first reduce the amount of interest in respect of the Note that the U.S. holder would otherwise be required to include in income in the taxable year; and

•	to the extent of any excess, will give rise to an ordinary loss, but only to the extent of all previous interest inclusions under the Note.

A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Upon a sale or exchange of a Note prior to maturity, a U.S. holder generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and the U.S. holder’s adjusted basis in the Note.  A holder’s adjusted basis in the Note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder in respect of the Note and decreased by the amount of any prior projected payments in respect of the Note.  U.S. holders generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss.  These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations.  Additionally, a U.S. holder who recognizes a loss above certain thresholds may be required to file a disclosure statement with the IRS.  U.S. holders should consult their tax advisers regarding this reporting obligation.

A non-U.S. holder (as defined in the accompanying prospectus supplement) will not be subject to U.S. federal income or withholding tax in respect of amounts paid on the Notes, provided that:

•	the non-U.S. holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	the non-U.S. holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•	the non-U.S. holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner.

The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Note (or a financial institution holding a Note on behalf of the beneficial owner) furnishes to the applicable withholding agent an IRS Form W-8BEN, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person. Special rules apply to non-U.S. holders whose income and gain on their Notes are effectively connected with the conduct of a U.S. trade or business.

Both U.S. and non-U.S. persons considering an investment in the Notes should read the discussion under “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $              principal amount of the Notes (         Notes) for $1,000 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement.

The Notes will not be listed on any securities exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Inclusion of Projected Profit From Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding.  Accordingly, the offering will conform to the requirements set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)
it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)
if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Market-Linked Notes Based on the Price of a Brent Blend Crude Oil Futures Contract
due November     , 2016

($1,000 Principal Amount per Note)
Any Payments Due from
Citigroup Funding Inc.
Fully and Unconditionally
Guaranteed by Citigroup Inc.

Pricing Supplement
November     , 2011

(Including Prospectus Supplement
Dated May 12, 2011 and
Prospectus Dated May 12, 2011)

___________________

TABLE OF CONTENTS

Page

Pricing Supplement
Summary Information—Q&A	PS-2
Risk Factors Relating to the Notes	PS-6
Description of the Notes	PS-10
Description of Brent Blend Crude Oil Futures Contracts	PS-14
U.S. Federal Income Tax Considerations	PS-16
Plan of Distribution; Conflicts of Interest	PS-18
ERISA Matters	PS-19

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28